[GRAPHIC OMITED]


Thomas J. Morgan                                     Direct Dial: (602) 262-5712
40 North Central Avenue                               Direct Fax: (602) 734-3911
Phoenix, Arizona  85004-4429                                   TMorgan@lrlaw.com
Thomas J. Morgan                                            Admitted in: Arizona
40 North Central Avenue                              Direct Dial: (602) 262-5712
Phoenix, Arizona  85004-4429                          Direct Fax: (602) 734-3911
                                                               TMorgan@lrlaw.com
                                                            Admitted in: Arizona

                                                  Our File Number:   45199-00001

February 2, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-4561
Attention:  Mark Webb
            Mail Stop 0408

Re:     Dynamic Biometrics Systems, Inc. ("DBS")
        Form 10-SB
        Filed December 16, 2005
        File No. 001-32706

Dear Mr. Webb:

     With respect to the above-captioned filing, this letter responds to the comments set forth in your letter dated January 23, 2006. An Amendment No. 1 to Form 10-SB ("Amendment No. 1") is also filed in response to these comments. We will provide marked copies of the amendment to assist in your review.
The paragraph numbers below correspond to the paragraph numbers of the comments in your January 23 letter. The reference to the page numbers referenced in the Amendment No. 1 are the page numbers in the marked copies of Amendment No. 1 provided to assist your review. For your convenience, we have set forth your comments in this letter with response below.
General

1.     Please insert a page number on each page of the document.

RESPONSE:

     The Form 10-SB as filed inadvertently excluded the page numbers. Page numbers have been included with this Amendment No. 1.

SpecialNote on Forward-Looking Statements, page l

2. As a penny stock issuer, you do not qualify for the safe harbor. Please revise.

RESPONSE:

     The reference to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act in the section captioned "Special Note on Forward-Looking Statements" have been deleted. See page 1.

Liquidity and Capital Resources, page 26

3. Please note that, unless it is held open long enough, the warrant flush mentioned in the carryover paragraph on page 27 is a tender offer.

RESPONSE:

The discussion under "Liquidity and Capital Resources" has been revised. DBS no longer intends to reduce the price of the Plan A Warrants 35 days from the filing of the Form 10-SB as previously described. See page 28. In the event DBS reduces a warrant price in the future, the right to exercise the warrant at the reduced price will be held open for more than 60 days or DBS will comply with applicable tender offer rules.

Plan Warrants, page 35

4. Please comply with Item 202(c) by providing the material provision of these securities including the exercise price, the expiration date and the differences between the six series. Please explain the nature of Dr. Kim's preemptive rights.

RESPONSE:

     The discussion under "Plan Warrants" has been revised in accordance with this comment and to clarify Dr. Kim's preemptive rights. See page 41.

Selling Agent Warrants, page 35

5.     Please explain your reference to "the Offering."

RESPONSE:

     This section has been modified to remove the reference to "the Offering" and to clarify the terms of the Selling Agent Warrants. See page 42.

Recent Sales of Unregistered Securities, page 38

6. Please revise your disclosure, on pages 38 and 39, to comply with Part II, Item 4 of Form 10-SB and Item 701 of Regulation S-B. We note your claims that some of the sales were made in reliance upon Rule 501(a). Rule 501 (a) does not provide an exemption from registration. Moreover, we note that you have not filed any Form Ds. Please disclose the basis upon which each of these sales was not registered. For each sale, please provide us with your analysis of the facts under which you qualify for an exemption.

RESPONSE:

The offerings referenced as being made in reliance upon Rule 501(a) were made solely to accredited investors in reliance on Section 4(2) and 4(6) of the Securities Act. The discussion under "Recent Sales of Unregistered Securities" has been modified. See pages 44 through 46.

Consolidated Financial Statements

7. We note your disclosure in your Description of Business section that since inception you have had no sales of the Bio-Pen in your target markets. Please tell us how you determined that you are not considered a development stage enterprise for the periods presented. Refer to paragraphs 8 and 9 of SFAS 7.

RESPONSE:

     The consolidated financial statements included in the Amendment No. 1 have been revised in accordance with this comment and are presented on a development stage basis.

Statements of Cash Flows

8. Please revise your column heading to properly reflect the year 2003. Currently, the heading refers to the year 2005.

RESPONSE:

     The column headings have been modified to clarify the applicable periods in accordance with this comment. See pages 55 through 58.

Statements of Operations

9. Based upon your net loss and weighted average number of common shares outstanding disclosed, it appears your net loss per share for 2004 and the nine months ended September 30, 2005 would be $(.03). Please revise your net loss per common share as necessary.

RESPONSE:

The loss per share cannot be determined from the face of the Statements of Operations by dividing the Net Loss by the Weighted Average Shares Outstanding. A table presenting the computation of basic and diluted loss per share for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003 is included in Footnote 2 of the consolidated financial statements ("Loss per common share"). A similar table presenting the computation of basic and diluted loss per share for the supplemental nine months ended September 30, 2005 is included in Footnote 18 of the consolidated financial statements ("Loss per common share").

Notes to the consolidated financial statements

Note 14 Related Parties

10. We note your disclosure that you recorded the issuance of 100,000 shares of Series A Preferred stock to VCC as unearned stock based fees because the services required had not been performed as of December 31, 2004. Please tell us the journal entry used to record the issuance.

RESPONSE:

     The journal entry used to record the issuance of 100,000 shares of Series A Preferred stock to VCC is as follows:

          Dr.     Unearned Stock based fees (Equity)          100,000
               Cr.     Series A Preferred Stock (Equity)          100,000


                                   * * * * * *

We believe the above to be fully responsive to the comments set forth in your January 23, 2006 letter. Your prompt review and clearance of the referenced filings would be greatly appreciated. If you have any questions or need any additional information on a supplemental basis prior to formally responding, please contact the undersigned immediately at (602) 262-5712 or by facsimile at
(602) 734-3911.

Very truly yours,



Thomas J. Morgan

TJM/jmp

cc:     Richard C. Kim
     Lanny R. Lang
     Michael S. Williams



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